EXHIBIT 1.1

BROKER-DEALER SERVICES AND PLACEMENT AGREEMENT

This Broker-Dealer Services and Placement Agent Agreement (“Agreement”) is made and entered into as of October 3, 2017 (the “Effective Date”), by and between NMS Capital Advisors, LLC, a Nevada limited liability company (“NMS”, “us, “our”, or “we”), and Hologram USA, Inc., a Delaware corporation (“Issuer”, “you” or “your”).

WHEREAS, NMS is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (“FINRA”) providing capital markets compliance, placement agent and other services for market participants, including issuers conducting offerings of securities pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), Regulation A, as amended. In servicing this market, NMS has developed operational services, including limited customer service and compliance, to provide certain compliance services to issuers raising capital; and,

WHEREAS, Issuer is undertaking a capital raising effort pursuant to the exemption from registration in Regulation A+ (Tier 2) (hereinafter, “Regulation A”); and,

WHEREAS, the Issuer intends to file an offering circular and related documents and exhibits on Form 1-A (collectively, the “Offering Circular”) pursuant to Regulation A+ (Tier 2) with the U.S. Securities and Exchange Commission (the “SEC”), for the offer and sale of up to a to be determined number of shares of the Issuer’s common stock, par value $0.000001 (the “Common Stock”), at a purchase price per Common Stock share (the “Offering”) which shall be determined at a later date; and

WHEREAS, the Common Stock will be offered and sold on a “best efforts” basis upon the SEC’s qualification of the Issuer’s Offering Circular in accordance with the requirements of Regulation A; and

WHEREAS, Issuer recognizes the benefit of having NMS, as a regulated market participant, provide certain support services as described herein for proposed investors in its Offering, Issuer desires to retain NMS and NMS desires to be retained by Issuer pursuant to the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Retention.

(a)	Issuer hereby retains NMS on an exclusive basis to provide the services (the “Services”) set forth in Section 2 below during the Offering period, commencing on the date hereof and until the earlier of the completion or cancellation of the Offering or the termination of this Agreement as provided in Section 8 hereof.

(b)	NMS shall serve as the back-office service provider for all potential investors in the Offering as requested by the Issuer.

(c)	Issuer agrees to provide NMS with due diligence information and materials as it reasonably requests and undertakes to update such information and materials throughout the Offering as may be necessary for accuracy.

(d)	NMS shall serve as a placement agent on a best efforts basis in connection with the issuance and sale by the Company of the Shares to investors. Under no circumstances shall NMS be obligated to serve as a underwriter or to underwrite or purchase any of the Shares for its own accounts or otherwise provide any financing.

2.	Services.

(a)	NMS Responsibilities. NMS hereby agrees to:

(i)	Accept investor data from Issuer, generally via Issuer’s website portal and software system, but also via other means as may be established by mutual agreement of the Parties;

(ii)	Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering (“AML”), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information;

(iii)	Review subscription agreements received from prospective investors to confirm they are complete;

(iv)	Contact Issuer if needed, to gather additional information or clarification from prospective investors;

(v)	Advise Issuer as to permitted investment limits for investors pursuant to Regulation A, Tier 2;

(vi)	Provide Issuer with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

Serve as registered agent where required for state blue sky requirements;

(vii)	Transmit data to transfer agent as book-entry data for maintaining Issuer’s responsibilities for managing investors (investor relationship management, aka

“IRM”) and for maintaining future good-delivery and recordkeeping; and

(viii)	Keep investor details and data confidential and not disclose to any third-party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML);

(ix)	Except for Participating Dealer Agreements, no agreement will be made by NMS with any person permitting the resale, repurchase or distribution of any Shares purchased by such person. ;

(x)	Except as otherwise consented to by the Company, NMS has not and will not use or distribute any written offering materials other than the Offering Circular. NMS has not and will not use any “broker-dealer use only” materials with members of the public, or has not and will not make any unauthorized verbal representations or verbal representations which contradict or are inconsistent with the statements made in the Offering Circular in connection with offers or sales of the Shares.

(b)	Issuer Responsibilities. Issuer hereby agrees to:

(i)	Refer investor data, at its sole and arbitrary discretion, to NMS;

(ii)	Ensure investors understand they are making a “self-directed” decision, and provide NMS with all information and data required to ascertain whether the investor is eligible to invest in the Offering and the investment threshold, if applicable;

(iii)	Immediately, but not later than within twenty-four (24) hours, notify NMS with details of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering;

(iv)	Establish an escrow account in compliance with SEC Rule 15c2-4 using the services of an escrow agent and for investor subscription funds to be held in a segregated account at the escrow bank mutually agreed upon by Issuer and NMS pursuant to a written escrow agreement pending closing(s) of investor subscriptions or termination of the Offering;

(v)	Comply with state securities departments, and with other authorities as required for the Offering being conducted and the general business of Issuer; and

(vi)	Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the size or success of an Offering.

(c)	Marketing of Offering. Issuer represents that it will ensure the marketing and promotional activities it engages in, as related to the Offering, are not materially misleading and in compliance with all U.S. Securities and Exchange Commission (“SEC”) rules and regulatory guidance, as well as industry best practices. In no event will Issuer or its agents provide“advice” or make securities recommendations to any investor. Issuer will not compensate any person for directly selling securities unless such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state(s) in which the investors reside. Issuer will use NMS’s name and represent its limited role in the Offering consistent with Section 6 of this Agreement.

3.	Compensation. For Services provided under this Agreement, the compensation terms and payments shall be:

(a)	The Company shall pay to NMS, in cash, an amount equal to Five Percent (5.0%) of the value of Securities purchased in the Offering from all investors originated and sourced through the

Company’s direct marketing efforts (the “Company Sourced Investors”). In addition, and separate from the Company Sourced Investors, the Company shall pay to NMS, in cash, an amount equal to Seven and One Half Percent (7.5%) of the value of Securities purchased in the Offering from the proceeds received by the Company at each applicable Closing (a “Closing”) and shall issue to NMS (or its designee(s))for nominal consideration), Warrants (the “Warrants”) to purchase such number of Securities (or shares issuable upon conversion of the Securities) equaling five percent 5% of the number of Securities issued (or issuable) and purchased in the Offering (the cash and warrants are collectively referred to herein as (the “Compensation”. The Warrants shall (i) have an exercise price equal to the price per share paid in the Offering, (ii) shall be exercisable until the date that is five (5) years from the date of the Offering, (iii) contain automatic cashless exercise provisions, (iv) contain customary weighted average anti-dilution price protection provisions, and (v) shall not be callable by the Company.

NMS shall have the right to enter into selected dealer agreements with other broker-dealers participating in the Offering (each dealer being referred to herein as a “Dealer” and said dealers being collectively referred to as the “Dealers”). The Compensation shall be re-allowable, in whole or in part, to the Dealers. The Company will not be liable or responsible to any Dealer for direct payment of Compensation to any Dealer, it being the sole and exclusive responsibility of NMS for payment of Compensation to Dealers with whom NMS has entered in an agreement.

(b)	Adjustments to Compensation. Fees may be reduced on a case-by-case basis, or as required in compliance with FINRA rules. For these purposes, an email from NMS to Issuer will constitute sufficient evidence of an alteration of the Compensation set forth in this Section 3. Any alteration to the Fee Schedule shall not be interpreted to be, or constitute an amendment or general waiver of the Fee Schedule or other terms of this Agreement unless specifically set forth by NMS in writing.

(c)	Expenses. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay, or reimburse if paid by the NMS, all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including but not limited to costs and expenses of or relating to (i) any filings required to be made by NMS with FINRA, and the fees, disbursements and other charges of counsel for NMS in connection therewith, and in connection with any required review by FINRA, and (ii) an non-allocable expense allowance equal to Two Percent (2%) of the gross proceeds. Notwithstanding the foregoing, the Company shall have no obligation to pay or reimburse amounts as described in paragraph 3(c)(i) above in excess of $20,000.

(d)	Payment Terms. NMS will submit its expense reimbursements as described in paragraph 3(c)(i) directly to Issuer via invoice with payment to be made promptly by Issuer through bank wire transfer. Fees as described in paragraph 3(a) and expense allowance payments as described in paragraph 3(c)(ii) are due upon the sale of securities to investors and Issuer agrees and directs that they will be paid from the flow of funds upon each closing. The parties shall have the reasonable right to obtain documentation concerning the details of the payments due.

(e)	Compensation upon Termination. In the event of termination of the Offering by Issuer, Issuer agrees to reimburse NMS for, or otherwise pay and bear, the full amount of NMS’s expenses as described in paragraph 3(c)(i) incurred to such date (which shall include, but shall not be limited to, all fees and disbursements of NMS’s counsel, if any), less any amounts previously paid to NMS in reimbursement for such expenses up to an aggregate reimbursement cap of $20,000.

4.	Warranties and Representations. The Issuer and NMS represent and warrant that each has all requisite power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound.

(a)	NMS Representations and Warranties. NMS represents and warrants to the Issuer that:

(i)	It is an SEC registered, FINRA member, SIPC insured firm in good standing and licensed to conduct securities business;

(ii)	It is duly registered in states where investors reside;

Its personnel who provide services to the Issuer are licensed securities representatives and/or principals, as required by regulations for the business being conducted;

(iii)	It will not compensate any unregistered person with any fees based upon the amount or success of any investment in the Offering;

(iv)	It will comply with FINRA Rule 5110 and make any regulatory filings required for the Offering.;

(v)	It will not solicit or sell investors any other services or investment products; and

(vi)	It will not provide any investment advice nor any investment recommendations to any investor.

(b)	Issuer Representations and Warranties. The Issuer represents and warrants to NMS that:

(i)	The offering materials will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(ii)	It will duly comply with all state securities (“blue sky”) laws and regulations and make all filings as required.

5.	Limited License of Trademarks. During the term of this Agreement, Issuer has the option to generally use NMS’ name, logo and trademarks on its website and other marketing materials so long as the use of NMS’ name, logo or trademarks is not used in a manner that implies the Offering is endorsed, recommended, or vetted by NMS, or that Issuer or its agents are authorized to act as a securities agent or a representative of NMS. Furthermore, it is agreed that NMS and Issuer each, in perpetuity, have the option to use the name and logo of one another in disclosing the existence of this business relationship.

6.	Independent Contractor. It is agreed that NMS and Issuer are independent contractors for the business and services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and NMS have anything other than an arm’s length and independent relationship. Both NMS and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses. NMS is not a fiduciary of the Issuer or its management or board of directors in regard to any of the Services provided under this Agreement.

7.	Term and Termination. This Agreement is effective beginning on the date set forth above through the completion or cancellation of the Offering unless terminated by either Party pursuant to this Section 8, as follows:

(a)	Either Party may terminate their participation in this Agreement without cause by giving ten (10) days’ written notice via email to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination.

(b)	Either Party may terminate their participation in this Agreement for cause immediately by giving written notice via email to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination. The non-breaching Party has the sole discretion to grant a period to cure by giving written notice via email of the time period for such cure, which shall in no event be less than five (5) business days. However, the grant of a cure period does not waive any indemnification or rights of the non-breaching Party to pursue all remedies.

(c)	In the event of any termination, the responsibilities of each party detailed in Section 2 shall cease.

8.	Mutual Indemnification. The Issuer and NMS hereby agree as follows:

(a)	To the extent permitted by law, the Issuer will indemnify NMS and its affiliates, stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this engagement letter, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from NMS’s willful misconduct or gross negligence in performing the services described herein. Similarly, to the extent permitted by law, NMS will indemnify the Issuer and its affiliates, stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this engagement letter, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from Issuer’s willful misconduct or gross negligence in connection with the Offering.

(b)	Promptly after receipt by the party seeking indemnification (the “Indemnitee”) of notice of any claim or the commencement of any action or proceeding with respect to which Indemnitee is entitled to indemnity hereunder, Indemnitee will notify the party from whom indemnification is sought (the “Indemnitor”) in writing of such claim or of the commencement of such action or proceeding, and Indemnitee will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to Indemnitee and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, Indemnitee will be entitled to employ counsel separate from counsel for Indemnitor and from any other party in such action if counsel for Indemnitee reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both Indemnitor and Indemnitee. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by Indemnitor, in addition to local counsel. Indemnitor will have the exclusive right to settle the claim or proceeding provided that Indemnitor will not settle any such claim, action or proceeding without the prior written consent of Indemnitee, which will not be unreasonably withheld.

(c)	Each party agrees to notify the other promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this engagement letter.

(d)	If for any reason the foregoing indemnity is unavailable to Indemnitee or insufficient to hold Indemnitee harmless, then Indemnitor shall contribute to the amount paid or payable by Indemnitee as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by Indemnitor on the one hand and Indemnitee on the other, but also the relative fault of Indemnitor on the one hand and Indemnitee on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, NMS’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by NMS under this engagement letter (excluding any amounts received as reimbursement of expenses incurred by NMS).

9.	Confidentiality and Mutual Non-Disclosure. It is acknowledged that in the performance of this Agreement each party may become aware of and/or in possession of confidential, non-public information of the other party. Except as necessary in this Agreement’s performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require NMS to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

10.	Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to:

If to NMS:	NMS Capital Advisors, LLC 433 North Camden Drive, Suite 400 Beverly Hills, California 90201 Email: compliance@nmscapital.com

If to the Issuer:	Hologram USA, Inc. 338 N. Canon Drive, 3rd Floor Penthouse Beverly Hills, CA 90210 Email: alki@filmon.com

11.	Binding Arbitration; Applicable Law and Venue; Attorneys’ Fees. This Agreement is governed by, and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of California, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the FINRA, with venue in Los Angeles, California. Each of the parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney’s fees.

12.	Entire Agreement; Amendments; Severability and Force Majeure. This Agreement contains the entire agreement between Issuer and NMS regarding this Agreement. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement must be amended in writing.

13.	Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. The parties agree that a facsimile signature may substitute for and have the same legal effect as the original signature.

For:	Hologram USA, Inc.	For:	NMS CAPITAL ADVISORS, LLC

By:		By:
Name:	Alkiviades A. David	Name:	Trevor M. Saliba
Its:	Chief Executive Officer	Its:	Chairman

NMS CAPITAL ADVISORS, LLC

By:
Name:	Mitch Avnet
Its:	Chief Executive Officer